March 14, 2008

Jeffrey Riedler

Sonia Barros

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-6010

Re:          RLI Corp.

                Preliminary Proxy Statement on Schedule 14A

                Filed February 29, 2008

                File No. 001-09463

Dear Mr. Riedler and Ms. Barros:

                This letter will confirm the understanding reached during our telephone conference on Thursday, March 13, 2008.  We will separate out the actions that were previously grouped together in Proposal Three, except for those actions with respect to indemnification provisions and limitation of Director personal liability, which will continue to be combined.  We will be filing the Definitive Proxy Statement early next week.  Please contact the undersigned with any questions or to discuss.

Very truly yours,

/s/ Daniel O. Kennedy
Daniel O. Kennedy,
General Counsel

cc:           Jonathan E. Michael (RLI)

                Ram Padmanabhan (Katten Muchen Rosenman LLP)